UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number:  001-34149

DJSP ENTERPRISES, INC.
(Exact name of registrant as specified in its charter)

900 South Pine Island Road
Suite 400
Plantation, Florida 33324
Tel: (954) 233-8000, ext. 2024
Fax: (954) 233-8570
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_________.

Overview

On October 19, 2010, DJSP Enterprises, Inc., a British Virgin Islands company, limited by shares (the “Company”), issued a press release announcing that Stephen J. Bernstein, the Company’s Lead Independent Director, has been appointed as Interim Chairman of the Company’s Board of Directors, replacing David J. Stern as Chairman of the Board.  Mr. Stern will continue in his role as Chief Executive Officer of the Company and will also serve as its President.  As compensation for his new position, in lieu of the director fee he was receiving, the Company will pay Mr. Bernstein a director fee of $10,000 per week for so long as he continues to serve as Interim Chairman.  The Company also announced the voluntary resignations of Richard Powers as President and Chief Operating Officer, Kumar Gursahaney as Executive Vice President and Chief Financial Officer and Howard S. Burnston as Vice President, General Counsel and Secretary.

A copy of this press release is attached hereto as Exhibit 99.1.

 EXHIBITS

Exhibit No.	Description

99.1	Press release, dated October 19, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 19, 2010	DJSP ENTERPRISES, INC.

	By:	/s/ David J. Stern
		Name:	David J. Stern
		Title:	President and Chief Executive Officer